[redacted]

SECU 09058044 SION

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SEC FILE NUMBER
8-51573

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 [2] (MM/DD/YY) AND ENDING 12/31/08 [1] (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **E1 Asset Management, Inc.** [3]

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

44 Wall Street [4]

(No. and Street)

New York [6]	**New York** [7]	**10005** [5]
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ron Itin [9] 212-425-2670 [8]

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Murphy, Miller & Baglieri, LLP [10]

(Name – *if individual, state last, first, middle name*)

65 Harristown Road	**Glen Rock**	**New Jersey**	**07452**
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section

MAR 02 2009

Washington, DC
111

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ron Itin [1], swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of E1 Asset Management, Inc. [2] as of February 26 [4], 20 09 [3], are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President [5]

Title

Danielle V. Gonzales
Notary Public

Danielle V. Gonzales
Notary Public, State of New York
No. 01GO6187566
Qualified in New York County
Commission Expires May 19, 2012

This report ** contains (check all applicable boxes):

- x [6](a) Facing Page.
- x [7](b) Statement of Financial Condition.
- x [8](c) Statement of Income (Loss).
- x [10](d) Statement of Cash Flows. [9]
- x (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- x (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- x (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- x (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

E1 ASSET MANAGEMENT, INC.

Index

	Page
Independent Auditors' Report	2
Statement of Financial Condition December 31, 2008	3
Statement of Income Year Ended December 31, 2008	4
Statement of Changes in Stockholders' Equity Year Ended December 31, 2008	5
Statement of Cash Flows Year Ended December 31, 2008	6
Notes to Financial Statements	7-12
Independent Auditor's Report on Supplementary Information Required by Rule 17-a5 of the Securities and Exchange Commission	13
Schedule I – Computation of Net Capital	14

MM&B LLP
Accountants and Consultants

Murphy, Miller & Baglieri, LLP
Making the Most of Your Business

Independent Auditors' Report

To the Stockholders
E1 Asset Management, Inc.

We have audited the accompanying statement of financial condition of E1 Asset Management, Inc. as of December 31, 2008 and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of E1 Asset Management, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Murphy, Miller & Baglieri LLP

Glen Rock, New Jersey
February 26, 2009

65 Harristown Road • Glen Rock, NJ 07452 • (201) 612-0015 • Fax: (201) 612-4669
www.mmbllp.biz

E1 ASSET MANAGEMENT, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash	$	642,854
Receivable from broker		233,407
Prepaid expenses		88,333
Furniture, fixtures and equipment, net		107,127
Other assets		299,884
Total	$	1,371,605

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable	$	32,821
Accrued expenses		672,103
Income taxes payable		4,640
Total liabilities		709,564
Commitments and contingencies		
Stockholders' equity :		
Common stock, no par value; 5,000,000 shares authorized, issued and outstanding		109,270
Additional paid-in capital		28,000
Retained earnings		524,771
Total stockholders' equity		662,041
Total	$	1,371,605

See Notes to Financial Statements.

E1 ASSET MANAGEMENT, INC.

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2008

Revenue:	
Commissions	$ 10,310,622
Interest income	10,335
	10,320,957
Expenses:	
Officers' and employees' compensation and benefits	7,375,360
Regulatory fees and expenses	73,950
Communication and data processing	577,134
Occupancy	410,120
Other expenses	1,298,118
	9,734,682
Net income before provision for state and local income taxes	586,275
Provision for state and local income taxes	63,506
Net income	$ 522,769

See Notes to Financial Statements.

E1 ASSET MANAGEMENT, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2008

	Common Stock	Paid-in Capital	Retained Earnings	Total
Balance, January 1, 2008	$ 109,270	$ 28,000	$ 542,002	$ 679,272
Net income			522,769	522,769
Shareholders distributions			(540,000)	(540,000)
Balance, December 31, 2008	$ 109,270	$ 28,000	$ 524,771	$ 662,041

See Notes to Financial Statements.

E1 ASSET MANAGEMENT, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2008

Operating activities:	
Net income	$ 522,769
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	62,856
Deferred income taxes	2,179
Changes in operating assets and liabilities:	
Receivable from broker	6,683
Prepaid expenses	(24,096)
Other assets	(25,262)
Accounts payable	(15,754)
Accrued expenses	(228,997)
Other liabilities	2,461
Net cash provided by operating activities	302,839
Net cash used in investing activities	
Purchase of furniture, fixtures and equipment	(16,979)
Purchase of computer software	(59,150)
Net cash used in investing activities	(76,129)
Net cash used in financing activities - shareholders distributions	(540,000)
Net decrease in cash	(313,290)
Cash, beginning of year	956,144
Cash, end of year	$ 642,854
Supplemental disclosure of cash flow data:	
Income taxes paid	$ 78,699
Interest paid	$ 707

See Notes to Financial Statements.

E1 ASSET MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1 - Nature of business:

E1 Asset Management, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member firm of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company's primary source of commission revenue is from providing brokerage services to customers.

Note 2 - Summary of significant accounting policies:

Furniture, fixtures and equipment:
Furniture, fixtures and equipment are recorded at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the assets ranging from 3 to 7 years.

Software:
The Company capitalizes software purchased for internal use at cost and provides for amortization using the straight-line method over the estimated useful life of three years.

Revenue recognition:
The Company recognizes commission revenue based on daily trading activity that is settled by its trading clearing house.

Rent expense:
The Company complies with SFAS No. 13, "Accounting for Leases". Rent is charged to operations by amortizing minimum lease payments over the term of the lease using the straight-line method.

Income taxes:
The Company, with the consent of its stockholders, has elected to be an "S" corporation for Federal and New York State purposes. In lieu of corporation income taxes, the stockholders of an "S" corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements. The Company provides for the state of New York minimum corporate level franchise tax on "S" corporations. The Company also provides for New York City income taxes at the local statutory rates.

Note 2 - Summary of significant accounting policies (concluded):

The Company provides for income taxes in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, for New York City taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable for the period plus or minus the change during the period in deferred taxes.

Use of estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Concentrations:

Cash balances:
At December 31, 2008 and at various times throughout the year, the Company's cash balances exceeded the Federal Deposit Insurance Corporation's limit of $250,000.

Trading clearing house:
The Company clears its transactions through a single clearing house.

Note 4 - Furniture, fixtures and equipment, net:

Furniture, fixtures and equipment, net consists of the following at December 31, 2008:

Office equipment	$117,159
Furniture and fixtures	81,916
Computer equipment	104,816
	303,891
Less accumulated depreciation	(196,764)
Total	$107,127

Depreciation expense for the year ended December 31, 2008 was $54,947.

Note 5 - Other assets, net:

Other assets consist of the following at December 31, 2008:

Advances	$82,476
Computer software, net of accumulated amortization of $19,383	59,702
Employee loans	52,042
Restricted cash (tenant security deposit)	61,903
Security deposits	40,000
Miscellaneous receivables	3,761
Total	$299,884

Amortization expense for the year ended December 31, 2008 was $7,909.

Note 6 - Lines of credit:

The Company maintains two unsecured revolving lines of credit with total available borrowings of $100,000 and $25,000, respectively. Advances on the $100,000 credit line are payable over 48 months at the Bank's prime rate, due on demand. Advances on the $25,000 credit line are payable over 24 months at the Bank's prime rate plus 8%, due on demand. The credit lines are personally guaranteed by the shareholders of the corporation. At December 31, 2008 there were no outstanding balances on the lines.

Note 7 - Accrued expenses:

Accrued expenses consist of the following at December 31, 2008:

Accrued salaries and payroll taxes	$511,496
Accrued legal costs	132,017
Accrued rent	17,980
Accrued expenses – other	10,610
Total	$672,103

Note 8 – State and local income taxes:

The deferred tax liability arises primarily from differences in computing depreciation. In evaluating the need for a valuation allowance relative to deferred taxes, management reviewed information pursuant to the requirements of SFAS No. 109, including current and historical results of operations, future income projections and potential tax-planning strategies. At December 31, 2008 the Company determined no valuation allowance was deemed necessary.

The deferred tax liability at December 31, 2008 included in income taxes payable totals $1,265.

The current and deferred portions of the income tax expense included in the statement of income are as follows:

	Current	Deferred	Total
State and local	$ 61,327	$ 2,179	$ 63,506

The Company has elected to defer the provisions of FIN 48, *Accounting for Income Taxes,* under the provisions of FSP FIN 48-3. The Company uses a FAS 5, *Loss Contingencies,* approach for evaluating uncertain tax positions and continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

Note 9 – Commitments:

Operating leases:

The Company leases its premises under operating leases expiring July 2010 and October 2013. The two leases for the Company's primary location require the payment of real estate taxes and specific operating expenses. Additionally, the Company leases vehicles, information systems and office equipment under various operating leases expiring through February 2010.

Future minimum lease payments under operating leases and licensing agreements are as follows:

Year ended December 31,	Total	Premises	Vehicles and Equipment	Information Systems
2009	$ 663,063	$ 366,491	$ 16,932	$279,640
2010	351,056	296,316	-	54,740
2011	195,000	195,000	-	-
2012	195,000	195,000	-	-
2013	146,250	146,250	-	-
Totals	$1,550,369	$1,199,057	$ 16,932	$334,380

Note 9 - Commitments - operating leases (concluded):

Rental expense under all operating leases and licensing agreements was $770,050 for the year ended December 31, 2008.

Note 10 - Litigation:

The Company is a party to two arbitration filings before the Financial Industry Regulatory Authority filed by customers of the Company. The claims relate to excessive losses in the customers' accounts. Outside counsel for the Company has advised at this stage they cannot offer an opinion as to the probable outcomes. The Company maintains insurance coverage which contains certain limitations and deductibles. The Company intends to vigorously defend their position. The Company has accrued for legal defense costs of $132,017 not covered by insurance as of December 31, 2008.

Note 11 - Retirement plans:

The Company maintains a retirement plan under Section 401(k) of the Internal Revenue Code covering all qualified employees. The Company does not provide for any matching contributions.

Note 12 - Deferred Compensation Plan

During 2008 the Company implemented a non-qualified deferred compensation plan (The Plan) that is unfunded and is maintained by the Company primarily for the purpose of providing deferred compensation for certain participants. The plan as managed by the Board of Directors is authorized to issue to certain key employees of the Company up to an aggregate of 1,000,000 Units. Each unit corresponds to the fair value one share of the Company's common stock. During the year ended December 31, 2008 the Company granted 512,500 units to certain employees. All units remain unvested until the following occurs: (1) a Company sale which in general means a sale of substantially all of the Company's assets or a sale of a controlling interest representing more than 50% of the voting power of the Company's equity or (2) a Public Sale which generally means, a registered offering of the Company's common stock in which at least 50% of the Company's Common Stock is registered. Simultaneously, when a vesting event occurs the Plan participants become eligible to receive a distribution. The value of the distribution will be equal to the price of the Company's Common Stock in connection with the Company's Sale or Public Sale multiplied by the number of units awarded under this agreement to the participant. If a plan participant's employment with the Company terminates for any reason prior to the effective date of a Company Sale or Public Sale, the participant will forfeit all of the units granted under the Plan.

Note 13 - Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2008, the Company had net capital of $154,707, which was $107,403 in excess of its required net capital of $47,304. The Company's aggregate indebtedness to net capital as defined was 459%.

Independent Auditors' Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

Shareholders of
E1 Asset Management, Inc.
New York, New York

We have audited the accompanying financial statements of E1 Asset Management, Inc. as of and for the year ended December 31, 2008, and have issued our report thereon dated February 26, 2009. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Murphy, Miller & Baylor LLP

Glen Rock, New Jersey
February 26, 2009

E1 ASSET MANAGEMENT, INC.

SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

Net capital		
Total stockholder's equity qualified for net capital		$ 662,041
Deductions:		
Non-allowable assets:		
Furniture, fixtures & equipment, net	107,127	
Prepaid expenses	88,333	
Other assets	299,884	
Total deductions		495,344
Haircut		11,990
Net capital		$ 154,707
Aggregate indebtedness:		
Total aggregate indebtedness liabilities		$ 709,564
Computation of basic net capital requirements		
Minimum net capital required		$ 47,304
Excess net capital		$ 107,403
Excess net capital at 1,000%		$ 83,750
Percentage of aggregate indebtedness to net capital		459%

Reconciliation with Company's computation:
(included in Part IIV of Form X-17A-5 as of December 31, 2008)

There is no difference between the Company's computation of net capital and the amended focus report.

See Notes to Financial Statements.

E1 Asset Management, Inc.

Report on Financial Statements
(with Supplementary Information)

Year Ended December 31, 2008

MM&B LLP
Accountants and Consultants

Murphy, Miller & Baglieri, LLP
Making the Most of Your Business

To the Board of Directors
E1 Asset Management, Inc.
New York, New York

In planning and performing our audit of the financial statements of E1 Asset Management, Inc. (the Company), for the year ended December 31, 2008, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this opportunity, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of the financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of

65 Harristown Road • Glen Rock, NJ 07452 • (201) 612-0015 • Fax: (201) 612-4669
www.mmbllp.biz

Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directions, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Glen Rock, New Jersey
February 26, 2009